January 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Todd Schiffman

Re:         Hamilton Lane Alliance Holdings I, Inc.

Registration Statement on Form S-1

File No. 333-251419

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Hamilton Lane Alliance Holdings I, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on January 12, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 150 copies of the Preliminary Prospectus dated January 5, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

J.P. Morgan Securities, LLC as Representative of the Several Underwriters

By:	/s/ Drummond Rice
	Name:	Drummond Rice
	Title:	Executive Director

Morgan Stanley & Co. LLC as Representative of the Several Underwriters

By:	/s/ Neil Guha
	Name:	Neil Guha
	Title:	Executive Director

[Signature Page to Underwriters Acceleration Request Letter]